UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2023).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    January 30, 2023

January 30, 2023

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the nine months ended December 31, 2022 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2023

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2022)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2022			¥ 4,380,252	46.2%	¥1,032,609	19.1%	¥766,021	22.6%
Nine months ended December 31, 2021			2,995,751	3.5	867,373	45.8	624,795	44.0
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2022: ¥ 631,527 million [(8.2)%]
		(b) for the nine months ended December 31, 2021: ¥ 687,788 million [(36.3)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2022			¥ 559.36		¥ 559.17
Nine months ended December 31, 2021			455.82		455.62
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
As of December 31, 2022			¥ 264,636,170		¥ 12,475,564		4.7%
As of March 31, 2022			257,704,625		12,197,331		4.7
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2022: ¥12,365,958 million (b) as of March 31, 2022: ¥12,098,215 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2022	¥ —	¥ 105.00	¥ —	¥ 105.00	¥ 210.00
Fiscal year ending March 31, 2023	—	115.00	—
Fiscal year ending March 31, 2023 (Forecast)				115.00	230.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2023)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2023	¥ 770,000	9.0%	¥ 579.52

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2022. The Board of Directors resolved on November 14, 2022 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4) Number of shares issued (common stocks)

	As of December 31, 2022	As of March 31, 2022
(a) Number of shares issued (including treasury stocks)	1,374,691,194 shares	1,374,362,102 shares
(b) Number of treasury stocks	14,540,600 shares	3,542,321 shares

	Nine months ended December 31, 2022	Nine months ended December 31, 2021
(c) Average number of shares issued in the period	1,369,461,830 shares	1,370,711,658 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2022 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2023 including the period for the nine months ended December 31, 2022. Amounts of Income taxes include Income taxes-deferred.

(2)	Changes in accounting policies due to application of new or revised accounting standards

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the three months ended June 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on consolidated financial statements due to the application of the Implementation Guidance.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2022	December 31, 2022

Assets:
Cash and due from banks	¥74,792,123	¥67,732,445
Call loans and bills bought	1,965,134	8,534,488
Receivables under resale agreements	6,035,507	5,176,821
Receivables under securities borrowing transactions	5,649,632	5,006,489
Monetary claims bought	5,370,377	5,827,112
Trading assets	7,351,878	9,272,856
Money held in trust	310	12,163
Securities	38,538,724	31,146,428
Loans and bills discounted	90,834,056	98,945,464
Foreign exchanges	2,812,104	2,470,814
Lease receivables and investment assets	228,608	237,208
Other assets	10,175,873	14,246,951
Tangible fixed assets	1,457,254	1,568,623
Intangible fixed assets	898,817	901,860
Net defined benefit asset	623,045	649,628
Deferred tax assets	66,720	84,312
Customers’ liabilities for acceptances and guarantees	11,722,239	13,532,943
Reserve for possible loan losses	(817,784)	(710,441)

Total assets	¥257,704,625	¥264,636,170

Liabilities:
Deposits	¥148,585,460	¥155,673,900
Negotiable certificates of deposit	13,069,796	13,810,620
Call money and bills sold	1,129,999	1,411,243
Payables under repurchase agreements	19,359,965	15,585,134
Payables under securities lending transactions	1,580,580	1,124,564
Commercial paper	1,866,366	2,403,602
Trading liabilities	6,377,968	8,982,871
Borrowed money	18,877,990	11,713,921
Foreign exchanges	1,216,893	1,549,821
Short-term bonds	442,000	353,000
Bonds	9,808,107	9,607,770
Due to trust account	2,443,873	2,277,954
Other liabilities	8,415,621	13,766,271
Reserve for employee bonuses	89,894	48,249
Reserve for executive bonuses	4,064	—
Net defined benefit liability	40,864	35,745
Reserve for executive retirement benefits	1,087	1,063
Reserve for point service program	25,000	27,602
Reserve for reimbursement of deposits	5,767	11,544
Reserve for losses on interest repayment	135,084	108,833
Reserves under the special laws	3,902	3,902
Deferred tax liabilities	275,570	101,112
Deferred tax liabilities for land revaluation	29,193	28,930
Acceptances and guarantees	11,722,239	13,532,943

Total liabilities	245,507,293	252,160,605

Net assets:
Capital stock	2,341,878	2,342,537
Capital surplus	693,664	694,103
Retained earnings	6,916,468	7,381,273
Treasury stock	(13,402)	(64,937)

Total stockholders’ equity	9,938,608	10,352,977

Net unrealized gains (losses) on other securities	1,632,080	1,031,941
Net deferred gains (losses) on hedges	(80,061)	(59,970)
Land revaluation excess	36,320	35,850
Foreign currency translation adjustments	450,143	898,475
Accumulated remeasurements of defined benefit plans	121,123	106,684

Total accumulated other comprehensive income	2,159,606	2,012,981

Stock acquisition rights	1,475	1,185
Non-controlling interests	97,641	108,419

Total net assets	12,197,331	12,475,564

Total liabilities and net assets	¥257,704,625	¥264,636,170

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2021	2022

Ordinary income	¥2,995,751	¥4,380,252
Interest income	1,357,126	2,529,341
Interest on loans and discounts	980,481	1,693,720
Interest and dividends on securities	243,704	299,487
Trust fees	4,011	4,788
Fees and commissions	1,038,336	1,073,352
Trading income	157,223	108,742
Other operating income	201,255	367,931
Other income	237,797	296,095
Ordinary expenses	2,128,378	3,347,642
Interest expenses	266,984	1,255,540
Interest on deposits	61,672	468,078
Fees and commissions payments	168,795	171,455
Trading losses	132	8,470
Other operating expenses	139,988	271,244
General and administrative expenses	1,330,490	1,427,747
Other expenses	221,986	213,183

Ordinary profit	867,373	1,032,609

Extraordinary gains	1,531	1,317
Extraordinary losses	6,752	3,794

Income before income taxes	862,152	1,030,131

Income taxes	232,354	256,525

Profit	629,798	773,606

Profit attributable to non-controlling interests	5,003	7,584

Profit attributable to owners of parent	¥624,795	¥766,021

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2021	2022

Profit	¥629,798	¥773,606
Other comprehensive income (losses)	57,989	(142,078)
Net unrealized gains (losses) on other securities	(44,753)	(591,145)
Net deferred gains (losses) on hedges	(71,155)	2,102
Foreign currency translation adjustments	166,658	346,932
Remeasurements of defined benefit plans	(19,492)	(14,413)
Share of other comprehensive income of affiliates	26,733	114,445

Total comprehensive income	687,788	631,527

Comprehensive income attributable to owners of parent	684,272	619,865
Comprehensive income attributable to non-controlling interests	3,515	11,661

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2022

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes:

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2022 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2022 (A)	Change (A) - (B)	Nine months ended December 31, 2021 (B)
Consolidated gross profit	1	2,377,444	195,390	2,182,054
Net interest income	2	1,273,801	183,659	1,090,142
Trust fees	3	4,788	777	4,011
Net fees and commissions	4	901,897	32,357	869,540
Net trading income	5	100,271	(56,820)	157,091
Net other operating income	6	96,686	35,419	61,267
General and administrative expenses	7	(1,427,747)	(97,257)	(1,330,490)
Equity in gains (losses) of affiliates	8	79,453	25,384	54,069

Consolidated net business profit	9	1,029,150	123,518	905,632

Total credit cost	10	(111,098)	46,616	(157,714)
Credit costs	11	(125,029)	53,911	(178,940)
Write-off of loans	12	(66,472)	1,091	(67,563)
Provision for reserve for possible loan losses	13	(37,533)	60,770	(98,303)
Others	14	(21,023)	(7,950)	(13,073)
Recoveries of written-off claims	15	13,931	(7,295)	21,226
Gains (losses) on stocks	16	138,221	3,503	134,718
Other income (expenses)	17	(23,664)	(8,402)	(15,262)

Ordinary profit	18	1,032,609	165,236	867,373

Extraordinary gains (losses)	19	(2,477)	2,743	(5,220)
Gains (losses) on disposal of fixed assets	20	(112)	130	(242)
Losses on impairment of fixed assets	21	(2,365)	2,525	(4,890)
Income before income taxes	22	1,030,131	167,979	862,152
Income taxes	23	(256,525)	(24,171)	(232,354)
Profit	24	773,606	143,808	629,798
Profit attributable to non-controlling interests	25	(7,584)	(2,581)	(5,003)

Profit attributable to owners of parent	26	766,021	141,226	624,795

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

  2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  +(Trading income - Trading losses) + (Other operating income - Other operating expenses)

  3. Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		December 31, 2022
			Change	March 31, 2022
Consolidated subsidiaries	27	183	2	181
Equity method affiliates	28	298	186	112

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2022 (A)	Change (A) - (B)	Nine months ended December 31, 2021 (B)
Gross banking profit	1	1,287,865	156,713	1,131,152
Net interest income	2	871,345	128,384	742,961
Trust fees	3	1,639	141	1,498
Net fees and commissions	4	336,466	60,894	275,572
Net trading income	5	(42,524)	(66,731)	24,207
Net other operating income	6	120,937	34,026	86,911

Gains (losses) on bonds	7	(77,860)	(95,706)	17,846
Expenses (excluding non-recurring losses)	8	(653,430)	(23,653)	(629,777)
Personnel expenses	9	(284,556)	(33,574)	(250,982)
Non-personnel expenses	10	(331,165)	10,862	(342,027)
Taxes	11	(37,707)	(941)	(36,766)

Banking profit (before provision for general reserve for possible loan losses)	12	634,435	133,060	501,375

Gains (losses) on bonds	13	(77,860)	(95,706)	17,846
Core banking profit (12-13)	14	712,295	228,767	483,528
excluding gains (losses) on cancellation of investment trusts	15	680,488	235,626	444,862

Provision for general reserve for possible loan losses	16	47,773	10,513	37,260
Banking profit	17	682,208	143,573	538,635
Non-recurring gains (losses)	18	45,766	73,970	(28,204)
Credit costs	19	(102,052)	33,689	(135,741)
Gains on reversal of reserve for possible loan losses	20	—	—	—
Recoveries of written-off claims	21	25	(10,719)	10,744
Gains (losses) on stocks	22	127,936	45,297	82,639
Gains on sales of stocks	23	171,318	37,926	133,392
Losses on sales of stocks	24	(27,698)	(21,910)	(5,788)
Losses on devaluation of stocks	25	(15,682)	29,282	(44,964)
Other non-recurring gains (losses)	26	19,856	5,703	14,153

Ordinary profit	27	727,975	217,544	510,431

Extraordinary gains (losses)	28	(2,053)	2,095	(4,148)
Gains (losses) on disposal of fixed assets	29	(288)	(403)	115
Losses on impairment of fixed assets	30	(1,765)	2,499	(4,264)
Income before income taxes	31	725,921	219,639	506,282
Income taxes	32	(162,210)	(393)	(161,817)

Net income	33	563,710	219,245	344,465

Total credit cost (16+19+20+21)	34	(54,253)	33,483	(87,736)
Provision for general reserve for possible loan losses	35	47,773	10,513	37,260
Write-off of loans	36	(4,922)	(4,559)	(363)
Provision for specific reserve for possible loan losses	37	(89,445)	42,433	(131,878)
Losses on sales of delinquent loans	38	(7,788)	(4,204)	(3,584)
Provision for loan loss reserve for specific overseas countries	39	103	19	84
Recoveries of written-off claims	40	25	(10,719)	10,744

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
		Nine months ended December 31, 2022 (A)				Nine months ended December 31, 2021 (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.83	0.84	0.81	0.83	(0.01)	0.84
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.83	0.84	0.81	0.83	(0.01)	0.84

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.85	0.86	0.83	0.85	(0.01)	0.86
Interest spread (c) - (b)	0.85	0.86	0.83	0.85	(0.01)	0.86

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2022		March 31, 2022
			Change from March 31, 2022
Bankrupt and quasi-bankrupt loans	1	94.4	(4.9)	99.3
Doubtful loans	2	584.5	(59.4)	643.9
Substandard loans	3	354.0	(60.4)	414.4
Past due loans (3 months or more)	4	14.3	0.7	13.6
Restructured loans	5	339.7	(61.2)	400.9
Total (A)	6	1,032.9	(124.7)	1,157.6

Normal assets	7	116,196.3	10,176.8	106,019.5
Grand total (B)	8	117,229.1	10,052.1	107,177.0
				(%)
NPL ratio (A/B)	9	0.88	(0.20)	1.08

Amount of direct reduction		169.8	10.5	159.3

SMBC non-consolidated				(Billions of yen)
		December 31, 2022		March 31, 2022
			Change from March 31, 2022
Bankrupt and quasi-bankrupt loans	10	77.3	(1.9)	79.2
Doubtful loans	11	468.2	(54.1)	522.3
Substandard loans	12	144.7	(59.1)	203.8
Past due loans (3 months or more)	13	3.1	(1.0)	4.2
Restructured loans	14	141.6	(58.1)	199.7
Total (A)	15	690.2	(115.2)	805.3

Normal assets	16	113,668.5	10,345.0	103,323.5
Grand total (B)	17	114,358.6	10,229.9	104,128.8
				(%)
NPL ratio (A/B)	18	0.60	(0.17)	0.77

Amount of direct reduction		127.3	12.1	115.2

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		December 31, 2022					March 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2022	Gains	Losses
Held-to-maturity securities	1	150.3	(1.8)	(1.6)	—	1.8	25.7	(0.2)
Other securities	2	30,329.4	1,430.8	(846.4)	2,520.1	1,089.3	38,114.9	2,277.2
Stocks	3	3,166.4	1,757.3	(276.3)	1,791.0	33.7	3,403.4	2,033.7
Bonds	4	13,174.3	(130.7)	(80.7)	10.9	141.6	19,560.3	(50.1)
Japanese government bonds	5	9,441.0	(75.7)	(28.6)	0.1	75.7	15,774.2	(47.1)
Others	6	13,988.7	(195.8)	(489.4)	718.2	914.0	15,151.2	293.6
Foreign bonds	7	11,554.1	(855.3)	(406.5)	23.0	878.2	12,055.6	(448.8)
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	30,480.0	1,429.0	(848.0)	2,520.1	1,091.1	38,141.0	2,277.0
Stocks	10	3,166.4	1,757.3	(276.3)	1,791.0	33.7	3,403.4	2,033.7
Bonds	11	13,324.6	(132.5)	(82.3)	10.9	143.4	19,586.1	(50.3)
Others	12	13,989.0	(195.8)	(489.4)	718.2	914.0	15,151.5	293.6

SMBC non-consolidated								(Billions of yen)
		December 31, 2022					March 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2022	Gains	Losses
Held-to-maturity securities	13	22.3	(0.7)	(0.5)	—	0.7	22.3	(0.2)
Stocks of subsidiaries and affiliates	14	4,604.6	(11.5)	(26.0)	6.5	18.0	4,649.7	14.5
Other securities	15	26,280.9	1,029.2	(753.2)	1,972.5	943.3	34,290.5	1,782.4
Stocks	16	2,895.4	1,701.4	(260.6)	1,721.4	20.0	3,202.2	1,961.9
Bonds	17	13,343.2	(128.0)	(78.6)	10.9	138.9	19,625.2	(49.4)
Japanese government bonds	18	9,441.0	(75.7)	(28.6)	0.1	75.7	15,769.2	(47.1)
Others	19	10,042.3	(544.1)	(414.0)	240.3	784.5	11,463.1	(130.1)
Foreign bonds	20	8,228.6	(735.1)	(332.1)	13.9	749.0	8,970.5	(403.1)
Total	21	30,907.8	1,017.0	(779.7)	1,979.0	962.1	38,962.5	1,796.6
Stocks	22	3,192.9	1,701.9	(260.6)	1,721.9	20.0	3,665.5	1,962.5
Bonds	23	13,365.5	(128.7)	(79.1)	10.9	139.6	19,647.5	(49.7)
Others	24	14,349.3	(556.2)	(440.0)	246.3	802.5	15,649.5	(116.2)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Net unrealized gains (losses) are valued at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets (both SMFG consolidated and SMBC non-consolidated). Gains of 2,122 million yen were recognized in the statements of income for the year ended March 31, 2022.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2022		March 31, 2022
		Change from March 31, 2022
Domestic deposits	119,702.5	999.1	118,703.4
Individual	58,161.6	2,039.6	56,122.1
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	94,675.0	7,003.7	87,671.3
Domestic offices (excluding offshore banking accounts)	60,200.0	2,220.2	57,979.7
Overseas offices and offshore banking accounts	34,475.1	4,783.5	29,691.6
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2022		Nine months ended December 31, 2021
		Change
ROE (denominator: Total stockholders’ equity)	10.0	1.4	8.6

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2